Exhibit 4.38

Shenzhen Tahoe Investment and Development Co., Ltd.

CAPITAL INCREASE AND SHAREHOLDERS' AGREEMENT

September 2013

TABLE OF CONTENTS

Article 1	INTERPRETATION	2
1.1	Definitions	2
1.2	Interpretation	3
Article 2	CAPITAL INCREASE	3
2.1	Subscription of Capital	3
2.2	Payment and Verification of Subscribed Capital	4
2.3	Use of Increased Capital	4
Article 3	CLOSING CONDITIONS	4
3.1	Closing Conditions	4
Article 4	UNDERTAKINGS OF THE COMPANY AND ORGINAL SHAREHOLDER	5
4.1	Undertakings of the Company and Original Shareholder	5
Article 5	RIGHTS OF SHAREHOLDERS AND RESTRICTION	6
5.1	Right of First Refusal	6
5.2	Co-sale Right	7
5.3	Restriction on Disposition	8
Article 6	SHAREHOLDERS' MEETING	8
6.1	Powers of Shareholders' Meeting	8
6.2	Convening and Holding of the Shareholders' Meeting	9
Article 7	BOARD OF DIRECTORS	10
7.1	Composition of Board of Directors	10
7.2	Powers of Board of Directors	10
7.3	Convening and Holding the Meetings of Board of Directors	11
Article 8	SUPERVISOR	12
8.1	Appointment and Term of Supervisor	12
8.2	Powers of Supervisor	12
Article 9	MANAGEMENT	12
9.1	Organization of Management Agencies	12
9.2	Power of the Board of Directors to Dismiss Officers	13
9.3	Powers of General Manager	13
Article 10	BUSINESS OPERATION AND PROFIT DISTRIBUTION	13
10.1	Support of Funds	13
10.2	Profit Distribution	14
Article 11	TERMINATION, DISSOLUTION AND LIQUIDATION	14
11.1	Termination and Dissolution	14
11.2	Liquidation	15
Article 12	CONFIDENTIALITY	16
12.1	Confidentiality Obligation	16
12.2	Exceptions to Confidentiality	16
Article 13	REPRESENTATIONS AND WARRANTIES	17
13.1	Representations and Warranties	17
Article 14	BREACH AND LIABILITIES	18
14.1	Breach	18
14.2	Liabilities for Breach	18

1

Article15	FORCE MAJEURE	18
15.1	Event of Force Majeure	18
15.2	Notice of Force Majeure	19
15.3	Consequence of Force Majeure	19
Article 16	GOVERNING LAW AND DISPUTE SETTLEMENT	19
16.1	Governing Law	19
16.2	Dispute Settlement	19
Article 17	MISCELLANEOUS	19
17.1	Entire Agreement	19
17.2	No Waiver	19
17.3	Severability	19
17.4	Assignment	20
17.5	Supplementation and Amendment	20
17.6	Effectiveness	20
17.7	Notice	20
17.8	Counterparts	20

2

CAPITAL INCREASE AND SHAREHOLDERS' AGREEMENT

This Capital Increase and Shareholders' Agreement (as defined below) is entered into on September 30, 2013 in Beijing, China by and among the following parties (each as “Party” and collectively as "Parties" hereinafter):

(1)	Golden Pioneer (Beijing) Network Technologies Co., Ltd. (hereinafter referred to as "Golden Pioneer")

Address: 11/F, South Tower of Jiuling Building, No.21, Xi San Huan Bei Road, Haidian District, Beijing

(2)	Shanghai Excellence Advertising Co., Ltd. (hereinafter referred to as "Excellence")

Address: Room 108, #18 Building, No.58 Baozhen South Road (Shanghai Baozhen Industrial Park), Chongming, Shanghai

 (Golden Pioneer and Excellence are hereinafter collectively as "the Original Shareholders")

(3)	Shanghai Stockstar Wealth Management Co., Ltd. ("hereinafter referred to as Shanghai Wealth")

Address: Room 138, No.4-5, Lane 37, Zhangjiabin Road, Pudong New Area, Shanghai

(4)	Shenzhen Tahoe Investment and Development Co., Ltd. (hereinafter referred to as "the Company")

Address: Axis A-C and 17-21(C10), 6/F, No.4 Building, SEG Sci-Tech Park, Futian District, Shenzhen, Guangdong Province

WHEREAS,

(1)
Shenzhen Tahoe Investment and Development Co., Ltd. ( is a limited liability company jointly invested in by Golden Pioneer and Excellence, and duly established and validly existing under the laws of China, and as of the date of this Agreement, its paid-up capital is RMB 10 Million, of which, Golden Pioneer lawfully holds RMB 7.5 million in its paid-up capital (paid in RMB 7.5 Million), accounting for 75% of total paid-up capital, and Excellence lawfully holds RMB 2.5 million in its paid-up capital (paid in RMB 2.5 Million), accounting for 25% of total paid-up capital.

(2)
As of the date of this Agreement, the Company has purchased 70% shares of Zhongjun Yangguang Investment Management Co., Ltd. ("Zhongjun Yangguang"), and purchased 78.57% shares of Tianjin Henghui Precious Metals Trading Co., Ltd. ("Henghui Precious Metals"), a member of the precious metals exchange, through Zhongjun Yangguang;

(3)
The Company intends to increase its paid-up capital, and Shanghai Wealth agrees to subscribe the increased paid-up capital ("Capital Increase") in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, the Parties hereby enter into the following agreements regarding the Capital Increase in accordance with the Contract Law of the People’s Republic of China and other relevant laws and regulations, and through friendly negotiation:

ARTICLE 1 INTERPRETATION

1.1	Definitions

For the purpose of this Agreement, the following terms shall have the meaning defined below, unless it is otherwise stipulated herein:

This Agreement	This Capital Increase and Shareholders' Agreement entered into by and among the Parties, as well as all appendices, amendments and supplementations thereto.

Board of Directors	The Board of Directors of the Company.

Parties/Party	The Parties to this Agreement, and their respective successors, assignees and authorized representatives; Party shall mean any of them.

The Company	Shenzhen Tahoe Investment and Development Co., Ltd.

Affiliate	A party controls or commonly controls another party, or two or more than two parties are controlled by, or under the common control by the same party.

Articles of Association
The Articles of Association of Shenzhen Tahoe Investment and Development Co., Ltd. (, as amended from time to time (the company name shall be the name registered with the administration for industry and commerce).

Business Day	Any day when the commercial banks in China are open to the public, excluding Saturday, Sunday and public holidays.

Control
(Including controlling, controlled and under common control) The power to directly or indirectly direct or cause to direct the decision of management, financial and business operation policies of an entity, whether through the voting securities, contract or any other means.

Taxes
All taxes imposed by the Parties by any competent government authority according to the applicable laws, regulations and rules of China, and all charges, interests, fines and surcharges relating to such taxes.

Closing Date	Shall have the meaning as defined in Article 2.2 hereof.

Right of First Refusal	Shall have the meaning as defined in Article 5.1 hereof.

Effective Date	The date when this Agreement is duly executed.

Material
Any effect on the result and/or prospect of the overall business, assets (including non-fixed assets), liabilities, financial conditions, properties and operations reaches 5% or more of the absolute amount of net profit or net loss on the accounting date of the Company.

China	The People’s Republic of China, and for the purpose of this Agreement only, it shall exclude Hong Kong, Macao and Taiwan.

1.2	Interpretation

1.2.1
The Whereas Clause and appendices hereof and hereto are the integral parts of this Agreement, and shall have the same effect as the body of this Agreement. Reference to this Agreement shall include all supplementations, amendments, modifications and changes hereto from time to time, as well as the Whereas Clause, notes and all appendices hereof and hereto.

1.2.2	The headings of all articles and appendices are inserted for convenience only and shall not affect or limit the meaning or interpretation of this Agreement.

1.2.3
If certain action or step is taken during or after a specific period, the reference date shall not be included in such period. If the last day of the period is not a business day, the period shall expire on the next business day.

ARTICLE 2 CAPITAL INCREASE

2.1	Subscription of Capital
Shanghai Wealth agrees to subscribe the increased paid-up capital in the Capital Increase in accordance with the terms and conditions of this Agreement by the cash payment of RMB 40 million, of which, RMB 15 million shall be paid to the Company's paid-up capital ("Increased Paid-up capital") and RMB 25 million shall be paid to the Company's capital reserve. Immediately upon completion of the Capital Increase, the total paid-up capital of the Company is increased to RMB 25 million, of which, Shanghai Wealth holds RMB 15 million (accounting for 60% of total paid-up capital. Immediately upon completion of the Capital Increase, the paid-up capital and shareholding structure of the Company are listed as follows:

Name of Shareholders	Amount of Subscribed Capital (RMB 10,000)	Form of Contribution	Percentage
Golden Pioneer	750.00	Cash	30.00%
Excellence	250.00	Cash	10.00%
ShangHAI Wealth	1,500.00	Cash	60.00%
Total	2,500.00		100.00%

2.2	PAYMENT AND VERIFICATION OF SUBSCRIBED CAPITAL
（1）
Payment of Capital by Shanghai Wealth. Within 15 Business Days after all Closing Conditions as listed in Article 3.1 below are fully satisfied ("Closing Date"), Shanghai Wealth shall fully pay the subscribed capital as specified in Article 2.1 (i.e. RMB 40 million) to the Company.

（2）
Capital Verification Report. Upon payment of the subscribed capital by Shangzheng Wealth, the Company shall appoint a certified public accountant to verify the capital and issue a capital verification report.

2.3	Use of Increased Capital
All the capital received from Shanghai Wealth due to the Capital Increase shall be fully used to operate and develop the routine businesses of the Company. Without the prior written consent of the director appointed by Shanghai Wealth, the capital paid by Shanghai Wealth to the Company shall not be used to any purpose other than this Agreement.

ARTICLE 3 CLOSING CONDITIONS

3.1	Closing Conditions
The Parties hereby agree that the payment of the subscribed capital to the Company by Shanghai Wealth is subject to the satisfaction of the following conditions ("Closing Conditions") (any Closing Condition waived by Shangzheng Wealth in writing shall be deemed as satisfaction of such condition):

(1)
Internal Review and Approval. The Company has obtained all internal corporate approvals necessary for the Capital Increase, including but not limited to the resolutions of the shareholders' meeting and the board of directors for the Capital Increase, and the shareholders' meeting of Shanghai Wealth has approved the execution and performance of this Agreement by Shanghai Wealth.

(2)
Execution, Effectiveness and Performance of Transaction Documents. (a) The Company and the Original Shareholder have duly executed and delivered the transaction documents required for the Capital Increase; (b) such transaction documents are true, complete, effective and legally binding; (c) the Company and the Original Shareholder have at all material aspects complied and performed all obligations under the transaction documents to which they are the parties.

(3)	Share Purchase. The change regarding purchase of 78.57% shares of Henghui Precious Metals via Zhongjun Yangguang has been duly registered with the administration for industry and commerce.

(4)
Representations and Warranties. As of the Closing Date, the representations and warranties made by the Company, the Original Shareholder and the Actual Controller herein are true, accurate and complete at all material aspects:

(5)	No Material Adverse Change. As of the Closing Date, there is not any material adverse change to the legal status, business or financial condition of the Company.

(6)
No Material Ruling. As of the Closing Date, there is no judgment of court, decision of government authority or statutory provision (a) inhibits or restricts any transaction hereunder; (b) inhibits or restricts the completion of any transaction hereunder; (c) in accordance with the law, completion of any transaction hereunder will cause any material penalty or legal liability imposed on the Company and/or Original Shareholder and/or Actual Controller and/or Shanghai Wealth; or (iv) restricts the business operation of the Company and thus causes any material adverse change.

(7)
No Action. As of the Closing Date, there is no action, arbitration or administrative proceeding, if a decision against the Company and/or Original Shareholder and/or Actual Controller would be generated from such action, arbitration or administrative proceeding, and such decision would (a) cause a material adverse effect on the performance of their obligations under this Agreement or other transaction documents; or (b) cause a substantial adverse effect on the transaction under this Agreement.

ARTICLE 4 UNDERTAKINGS OF THE COMPANY AND THE ORGINAL SHAREHOLDERS

4.1	Undertakings of the Company and the Original Shareholders
The Company and the Original Shareholder hereby jointly and severally undertake to Shanghai Wealth that they will procure the following matters after the Closing Date:

(1)
Registration of Change with Administration for Industry and Commerce. Within 5 Business Days after the Closing Date, the Company shall register the change regarding the Capital Increase and the Transaction Documents with the administration for industry and commerce.

(2)
Restriction on Share Transfer. When Shanghai Wealth is holding the shares of the Company, without the written consent of Shanghai Wealth, the Original Shareholders shall not sell, transfer or otherwise dispose of the shares of the Company directly or indirectly held by it to any third party, and the Original Shareholders undertake and warrant that their shareholders also will not dispose of any of their shares in the Original Shareholders.

(3)
No Separation of Service by the Members of Key Management Team. The Company and the Original Shareholder hereby undertake and warrant that, within three years from the Closing Date, no members of the key management team of the Company shall be separated of service (unless it is previously approved by the director appointed by Shanghai Wealth in writing), and they shall procure the members of the key management team to devote their main efforts and time to the business operation and development of the Company.

(4)
Allocation of Liabilities.All liabilities and obligations (including civil debts or administrative debts, such as tax liabilities) arising prior to the Closing Date or from any fact or circumstance occurred prior to the Closing or from any untrue representation and warranty and in connection with the Company, shares and assets of the Company shall be borne by the Original Shareholders, and the Original Shareholders shall indemnify the Company against all losses and damages incurred therefrom.  The Original Shareholders, actual controller and the Company shall jointly and severally indemnify Shanghai Wealth and its shareholders, employees, directors, officers, consultants and/or agents and the directors of investors (collectively as "Indemnitees") against from all damages, losses and expenses arising from any liability or claim of any person in connection with the liabilities and obligation listed in the preceding sentence, unless such liability or claim is caused by any intentional misconduct or gross negligence of the Indemnitees.

ARTICLE 5 RIGHTS OF SHAREHOLDERS AND RESTRICTION

5.1	Right of First Refusal

5.1.1
If any Party ("Transferor") intends to transfer or sell all or part of its capital in the Company (collectively as "Transfer") to any third party ("Proposed Transferee"), the Transferor shall fully comply with the provisions of this Article 5 and other provisions of this Agreement; otherwise, the Transfer of such capital shall be void ab initio.

(1)
The Transferor shall send a written transfer notice ("Transfer Notice") to other shareholders ("Non-transferor") in advance, listing (a) the capital to be transferred ("Offered Interest"); (b) proposed transfer price or method for determining the price; (c) other terms and conditions; and (d) identity of the Proposed Transferee. Under the equivalent conditions, the Non-transferor shall have the priority over the Proposed Transferee to purchase all or part of the Offered Interest ("Right of First Refusal").

(2)
If the Non-transferor gives a written notice to the Transferor stating that it will purchase all or part of the Offered Interest ("Purchase Notice") within thirty (30) days upon issuance of the Transfer Notice by the Transferor, the Transferor and the Non-transferor shall complete the purchase and sale of the Offered Interest according to the following terms and conditions:

(a)
Within ten (10) days upon receiving the Purchase Notice from the Non-transferor, the Transferor shall inform the Non-transferor of the closing date of the purchase of the Offered Interest ("Transfer Closing Date"), which shall be no later than ninety (90) days after the Purchase Notice is issued at all events. However, the said period of ninety (90) days shall not include the period required for obtaining the government approval (if applicable).

(b)	On the Transfer Closing Date, the Non-transferor shall purchase the part of Offered Interest indicated in its written notice to the Transferor according to the terms specified in the Transfer Notice.

(c)
If the purchase of such part of Offered Interest cannot be completed on the Transfer Closing Date according to Article 5.1.1(2)(a), and failure to complete the transaction is not caused by any action or inaction of the Transferor, it shall be deemed that the Non-transferor has waived its Right of First Refusal.

(3)
If all Non-transferors explicitly or impliedly waive their Right of First Refusal to all or part of the Offered Interest, the Transferor may transfer the all or the remaining part of the Offered Interest to the Proposed Transferee, provided that such transfer shall be no favorable than the terms and conditions specified in the Transfer Notice. Any such transfer must be completed within ninety (90) days upon issuance of the Transfer Notice. However, the said period of ninety (90) days shall not include the period required for obtaining the government approval (if applicable).

5.1.2	The Right of First Refusal defined in Article 5.1.1 shall not apply to the following circumstances:
(1)	Transfer of shares due to exercise of the Co-sale Right under Article 5.2;

(2)	Transfer of shares by a Party to its Affiliate; or

(3)	Transfer of shares to the qualified officers or employees according to the share incentive plan approved by the shareholders' meeting or the board of directors of the Company.

5.2	Co-sale Right

5.2.1
When any Party ("Transferor") intends to transfer or sell all or part of its capital in the Company (collectively as "Transfer") to any third party ("Proposed Transferee"), if Shanghai Wealth does not exercise its Right of First Refusal under Article 5.1 to purchase all Offered Interest, Shanghai Wealth shall have the right to transfer its capital in the Company to the Proposed Transferee together with the Transferor pro rata ("Co-sale Right") according to the following transfer conditions:

(1)
The Transferor shall send a notice to Shanghai Wealth at least thirty (30) days prior to the Transfer Closing Date, listing the proportion of the capital to be sold, transfer conditions and identity of the Proposed Transferee, and stating that the Proposed Transferee has been informed of the right listed in Article 5.2, and that the Proposed Transferee agrees to purchase the capital and interests therein held by the Non-transferor in the Company according to the conditions listed in this Article 5.2.

(2)
Within twenty-one (21) days after the Transferor issues the notice specified in Article 5.2.1(1)(1), the Non-transferor shall issue a written notice ("Co-sale Notice") to the Transferor, stating that it wishes to exercise the Co-sale Right and listing the amount of its capital to be sold. The amount of capital to be sold by the Non-transferor through the Co-sale Right shall be no more than the amount calculated according to the following formula: total amount of capital to be sold X {all capital held by the Non-transferor in the Company / (all capital held by the Transferor in the Company + all capital held by the Non-transferor in the Company)}.

(3)
The Transferor shall permit the Non-transferor to sell the Non-transferor's capital as indicated in the Co-sale Notice to the Proposed Transferee according to the same terms and conditions; otherwise, the Transferor shall not sell all or part of the Offered Interest to the Proposed Transferee.

5.2.2	The Co-sale Right defined in Article 5.2.1 shall not apply to the following circumstances:

(1)	Transfer of shares by a Party to its Affiliate; or

(2)	Transfer of shares to the qualified officers or employees according to the share incentive plan approved by the shareholders' meeting or the board of directors of the Company.

5.3	Restriction on Disposition

5.3.1	Without the prior written consent of other shareholders, no shareholder may set any pledge or any other form of security, encumbrance or restriction on its shares of the Company.

5.3.2
Within three years from the date of establishment of the Company ("Lock-up Period"), no Party may sell, transfer or otherwise dispose of any of its capital or shares of the Company to any third party (other than its Affiliates), except transfer or capital increase unanimously agreed by all shareholders.

ARTICLE 6 SHAREHOLDERS' MEETING

6.1	Powers of Shareholders' Meeting

6.1.1
The shareholder's meetings of the Company after the Capital Increase shall be composed of all shareholders, i.e. Golden Pioneer, Excellence and Shanghai Wealth. The shareholders' meeting is the supreme authority of the Company and shall have the following powers:

(1)	To decide the Company’s operation strategies and investment plans;

(2)	To elect and change the directors and supervisors served by any persons other than the representatives of employees, and determine the remuneration thereof;

(3)	To review and approve the reports submitted by the Board of Directors;

(4)	To review and approve the reports of the board of supervisors or the supervisors;

(5)	To review and approve the Company’s proposed annual financial budget and final accounts;

(6)	To review and approve the Company's plans of profit distribution and loss recovery;

(7)	To decide the increase or reduction of the Company’s paid-up capital;

(8)	To decide issuance of corporate bonds;

(9)	To adopt a resolution regarding the merger, division, change in corporate form, dissolution or liquidation of the Company;

(10)	To review and approve the share incentive plan and implementing plan of the Company;

(11)	To amend the Articles of Association;

(12)	Other powers granted by the Articles of Association.

6.1.2
A resolution made at a shareholders' meeting regarding amendment to the articles of association, increase or reduction of the paid-up capital, merger, division, dissolution or change of corporate form of the Company may be adopted with the votes from the shareholders representing 2/3 or more of the voting powers; a resolution regarding other matters may be adopted with the votes from the shareholders representing the majority of the voting powers. When the shareholders' meeting is voting on any related transaction, the related shareholder involving such related transaction shall not participate in the voting of such matter.

6.2	Convening and Holding of the Shareholders' Meeting

6.2.1
The shareholders' meetings include regular meetings and extraordinary meetings. The regular meetings shall be regularly held in accordance with the Articles of Association. Where an extraordinary meeting is proposed by the shareholders representing 1/10 of the voting rights or more, or by 1/3 or more of directors or by the supervisor of the Company, the extraordinary meeting shall be held.

6.2.2
The meetings of the board of directors shall be convened by the board of directors and presided over by the chairman. Where the chairman is unable perform his/her duty or reluctant to perform his/her duty, the majority of directors shall jointly elect a director to preside over the meetings.

6.2.3
Each shareholder may exercise his voting right at the shareholders' meetings in proportion of its subscribed capital. The minutes of each shareholders’ meeting shall be maintained in detail and signed by all shareholders attended the meeting. Where a shareholder appoints its proxy to attend the meeting, it shall issue a power of attorney, and the minutes shall be signed by its proxy.

ARTICLE 7 BOARD OF DIRECTORS

7.1	Composition of Board of Directors

7.1.1
Immediately upon completion of the Capital Increase, the board of directors of the Company shall be composed of three directors, of which, one shall be appointed by Shanghai Wealth, one by Excellence and one served by Mr. Zhou Chuifu appointed by Golden Pioneer. The Company shall have one chairman, which shall be served by Mr. Zhou Chuifu and through the election by the board of directors.

7.1.2
The term of a director shall be three years, and the director may resume office if he is reappointed by the appointing party. Subject to other provisions of this Agreement and the Articles of Association, if any Party intends to replace its appointed director, it shall notify other shareholders and all members of the board of directors in writing at least thirty (30) days in advance.

7.1.3
The chairman is the legal representative of the Company. Where the chairman is unable to perform his/her duties for any reason, the director appointed by Shanghai Wealth shall perform his/her duties for his/her behalf.

7.2	Powers of Board of Directors

7.2.1	The board of directors is accountable to the shareholders' committee, and shall exercise the following powers:

(1)	To convene the shareholder's meeting and report to the shareholder’s meeting;

(2)	To implement the resolutions of the shareholders' meeting;

(3)	To decide the operation plans and investment plans of the Company;

(4)	To formulate the Company's annual financial budget and final accounts;

(5)	To formulate plans for profit distribution and recovery of losses of the Company;

(6)	To formulate the plan for increase or reduction of the Company’s paid-up capital or the plan for issuance of corporate bonds;

(7)	To formulate the plans for merger, division, change of corporate form or dissolution of the Company;

(8)	To formulate the share incentive plan and implementing plan of the Company;

(9)	To formulate the liquidation plan of the Company;

(10)	To decide the setup of internal management organs of the Company;

(11)
To decide the appointment or dismissal of the Company’s general manager and his/her duties, powers and remuneration, and, according to the nomination of the general manager, decide the appointment or dismissal of the chief financial officer and vice general manager and their duties, powers and remuneration;

(12)	To formulate the basic management systems of the Company;

(13)
To decide the external investments (including but not limited to establishment or cancellation of branches or subsidiaries) for the Company, or set mortgage, lien, pledge or any other security or third-party right on the assets of the Company, or provide any guaranty to any other person;

(14)	To decide receiving any loan from any shareholder or any third party for the Company, or provide any loan to any other person;

(15)	To appoint or replace the accountants' firm which provide audit service for the Company;

(16)
To debrief the working report of the general manager and inspect the performance of duties by the general manager, and review and approve the reports of the business operation and management team, as well as the audited financial report of the Company;

(17)	All major matters involving intellectual properties of the Company;

(18)	Other powers granted by the Articles of Association.

7.2.2
Each director shall have one vote in the voting at the meetings of the board of directors. The resolutions of the board of directors may become effective only if it is unanimously agreed by two or more than two directors.

7.3	Convening and Holding the Meetings of Board of Directors

7.3.1
The meetings of the board of directors shall be convened and presided over by the chairman. Where the chairman is unable perform his/her duties or reluctant to perform his/her duties, the majority of directors shall jointly elect a director to convene and preside over the meetings.

7.3.2	No meeting of the board of directors may be held unless the quorum is reached. The quorum shall be two or more than two directors.

7.3.3
The minutes of each meeting of the board of directors shall be maintained in writing and signed by all directors attending the meeting. Where a director appoints his/her proxy to attend the meeting, he/she shall issue a power of attorney, and the minutes shall be signed by his/her proxy.

ARTICLE 8 SUPERVISOR

8.1	Appointment and Term of Supervisor

The Company shall have one supervisor, who shall be appointed by Shanghai Wealth. The term of the supervisor shall be three years and may be re-appointed by the appointing party upon expiry.

8.2	Powers of Supervisor

The supervisor shall have the following powers:

(1)	To inspect the Company's financial conditions and accounts;

(2)
To supervise over the performance of duties by the directors and officers, and give a proposal of dismissal if any director or officer violates any law, administrative regulation, the Articles of Association or any decision of the shareholders;

(3)	To demand remedies from the director or officer when the acts of such director or officer are harmful to the Company’s interests;

(4)	To give proposals at shareholder's meetings and the meetings of the board of directors;

(5)
To propose any extraordinary shareholder’s meeting, and if the board of directors fails to perform its duties to convene and preside over any shareholder’s meeting, to convene and preside over the shareholder’s meeting;

(6)	Other powers granted by the laws, administrative regulations, the Articles of Association or the shareholders' meeting.

ARTICLE 9 MANAGEMENT

9.1	Organization of Management Agencies

9.1.1
The Company shall set up a management team, which shall be responsible for the daily operation and management of the Company. The management team shall be composed of one general manager, one chief financial officer and several deputy general managers. The general manager shall be appointed and dismissed by the board of directors, and be accountable to the board of directors. The chief financial officer shall be nominated by the general manager, and appointed or dismissed with the approval of the board of directors.

9.1.2
Unless he/she becomes incapacitated, retires or is dismissed by the board of directors according to Article 9.2, the term of the general manager and the chief financial officer shall be three (3) years or any other term decided by the board of directors, and may be re-appointed by the board of directors according to Article 9.1.

9.2	Power of the Board of Directors to Dismiss Officers

The board of directors may at any time dismiss any officer by a resolution adopted according to Article 7.2. Notwithstanding the above mentioned provisions, if any officer commits any malfeasance or any other misconduct, the board of directors may immediately dismiss the officer with a resolution adopted with the votes of the majority of directors. If an officer must be replaced due to dismissal or separation of service, the officer shall be replaced according to Article 9.1.

9.3	Powers of General Manager

9.3.1	The general manager shall have the following powers and be accountable to the board of directors:

(1)	To take charge of the business operation and management of the Company, and organize the implementation of all resolutions adopted by the board of directors;

(2)	To organize and carry out the annual operation plans and investment plans of the Company;

(3)	To formulate the plan of internal management structure of the Company;

(4)	To formulate the basic management system of the Company;

(5)	To formulate the detailed rules and regulations of the Company;

(6)	To propose the board of directors to appoint or dismiss the Company’s chief financial officer and the vice general manager;

(7)	To decide the appointment or dismissal of the officers and employees (other than the members of the management team who shall be appointed or dismissed by the board of directors);

(8)	To attend all meetings of the board of directors as a non-voting person; and

(9)	Other powers granted by the Articles of Association or the board of directors.

ARTICLE 10 BUSINESS OPERATION AND PROFIT DISTRIBUTION

10.1	Support of Funds

The Parties hereby agree that, immediately upon completion of the capital increase, all funds of the Company may be used for the daily operation and development of the Company and its wholly owned/controlled subsidiaries, and used as the working capital for the Investment Consulting Business and Institutional Information Business of its Affiliates, including but not limited to Zhengyong Information Technologies (Shanghai) Co., Ltd., Shenzhen Newland Securities Investment Consulting Co., Ltd. (and its controlled Shenzhen Newland Securities Investment Training Center), Shanghai Securities Star Consulting Co., Ltd., Chongqing Dongjin Investment Consulting Co., Ltd. (and its wholly owned subsidiary Beijing Huizhi Fortune Technology Co., Ltd.), Dalian Huaxun Investment Consulting Co., Ltd. and Shenzhen Genius Information Technology Co., Ltd.

10.2	Profit Distribution

Conditions for Profit Distribution. Subject to the other provisions of this Agreement and the applicable laws, distribution of profit to its shareholders by the Company shall satisfy all conditions listed below:

(1)	This Agreement is effective and the Parties are still the shareholders of the Company;

(2)
The Company shall not distribute its profits unless there are distributable incomes in the current financial year; The Company shall not distribute its profits unless all losses of the previous financial years have been recovered by the Company; The profits of the previous financial years and the current financial year may be distributed together.

(3)
The distributable profits shall be profits of the current year, deducting the income taxes paid according to the laws and regulations of China and the Articles of Association and the reserve funds withdrawn according to the applicable laws, and plus the accumulated undistributed profits of the previous years.

ARTICLE 11 TERMINATION, DISSOLUTION AND LIQUIDATION

11.1	Termination and Dissolution

11.1.1
Upon occurrence of any of the following circumstances, the Company shall be dissolved and this Agreement shall be terminated according to this Agreement, the Articles of Association and the applicable laws and regulations:

(1)
The operation period of the Company expires and the shareholders' meeting decides not to extend the operation period, or upon occurrence of any other circumstance for termination or dissolution according to the Articles of Association;

(2)	Without detrimental to the interests of other shareholders, the Parties agree to terminate this Agreement before expiration of the term hereof;

(3)	Occurrence and persistence of any of the following conditions or circumstances:

(a)	The Company suffers material losses and is unable to continue its business operation;

(b)	The Company is unable to continue its business operation due to any event of force majeure;

(c)	Business operation is prohibited by any administrative authority due to material violation of any applicable law or regulation of China;

(d)	The Company sells, transfers, exchanges or assigns all or substantial part of its assets to any other person;

(e)
Any Party materially violates any provision of this Agreement, therefore it is not necessary or possible to continue performance of this Agreement, or any Party delays to perform its obligations hereunder and fails to make correction within 90 days; or

(4)	The business license of the Company is suspended, or the Company is ordered to shut down, or the Company is revoked according to law;

(5)	Upon occurrence of any other cause for termination of this Agreement as provided for in this Agreement, the Articles of Association or any applicable law or regulation.

11.1.2
After the shareholders' meeting adopts a resolution to dissolve the Company, the Company and the Parties shall take all reasonable steps to dissolve the Company according to the officially published laws and regulations, and the shareholders' meeting shall submit an application for deregistration to the competent administration for industry and commerce.

11.2	Liquidation

11.2.1	Liquidation Group

When the operation period of the Company expires or this Agreement is terminated before expiration of the term hereof, a liquidation group shall be established within fifteen days upon occurrence of the cause for dissolution to commence the process of liquidation. The liquidation group shall be composed of by all shareholders. If the liquidation group is not formed within the prescribed time period, the creditors may file a petition to the people's court for designating relevant persons to form a liquidation group.

11.2.2	Liquidation Procedures

The liquidation group shall propose a liquidation plan after clearance of assets of the Company, completion of the balance sheet and the list of assets, and such liquidation plan shall be submitted to the shareholders’ meeting or the people's court for confirmation.

11.2.3	Legal Actions

During the course of liquidation, the liquidation group may file any legal action and participate in any legal action for and on behalf of the Company.

11.2.4	Liquidation Expenses

The liquidation expenses, costs of the liquidation group and salaries of the members of the liquidation group shall be paid in priority from the remaining assets of the Company. Liquidation expenses shall include:

(1)	Expenses incurred from management, sale and distribution of the assets of the Company;

(2)	Costs of public announcement, action and arbitration; and

(3)	Other costs incurred from liquidation process.

11.2.5	Remaining Assets

After the liquidation group has lawfully discharged all lawful debts of the Company (including the remuneration owed to the workers, social insurances and payable taxes, etc.) (if applicable, including the liquidation expenses as listed in Article 11.2.4 above), the remaining assets shall be distributed to the Parties according to proportion of each Party's subscribed capital.

11.2.6	Announcement

Upon completion of the liquidation of the Company, the liquidation group shall prepare a liquidation report and submit it to the shareholders' meeting or to the people’s court for confirmation, and also file it with the company registry for deregistration of the Company, and then make a public announcement regarding the termination of the Company.

ARTICLE 12 CONFIDENTIALITY

12.1	Confidentiality Obligation

Each Party hereby undertakes to the other Parties that, without the prior consent of other Parties, it will keep confidentiality of all confidential information regarding the businesses and affairs of the other Parties and the Company received from the performance of this Agreement and treat them as its own confidential information, and will not disclose such confidential information. Each Party further warrants to other Parties that it will not use such confidential information for any purpose other than the performance of this Agreement. However, the Party may, for the purpose of this Agreement, disclose such confidential information to its employees, directors, officers, consultants, agents and other relevant individuals and/or entities, provided that the Party has taken all reasonable measures to ensure that the aforesaid persons know the confidential nature of such information and agree to comply with the confidentiality obligation hereunder.

12.2	Exceptions to Confidentiality

Notwithstanding the above mentioned provisions, this Article 12 shall not apply to the following information:

(1)	The information has been known by the public (unless it is known by the public due to violation of the confidentiality obligation hereunder);

(2)	The information has been known by the receiving party from any lawful source prior to disclosure of such information by the disclosing party;

(3)
The information independently developed by the receiving party through any lawful source (excluding any information generated from integration, analysis, compilation or processing of the information disclosed by the disclosing party);

(4)	The information known or received by the receiving party from any third party who is not subject to the confidentiality obligation;

(5)	The information disclosed by the receiving party with the written consent of the disclosing party; and

(6)
Upon completion of the transaction hereunder, each Party and its Affiliates may disclose the names of the Company and its subsidiaries, name of the chairman and general manager of the Company and its subsidiaries, brief description of the Company and its subsidiaries, logos of the Company and its subsidiaries as well as the total investment of Shanghai Wealth in the Company (excluding the information about the shareholders of the Company, such as the Company's products, trade secrets and technical secrets, and shareholding proportion of the shareholders), on the web pages and marketing materials around the world for the purpose of advertisement and promotion.

ARTICLE 13 REPRESENTATIONS AND WARRANTIES

13.1	Representations and Warranties

Each Party hereby represents and warrants on the date indicated on the first page of this Agreement that:

13.1.1	Lawful Qualification. It is a Chinese citizen with full capacity of civil action, or a company duly established and validly existing under the laws of China.

13.1.2
Lawful Authority. It has full capacity of rights and action, and all lawful authorities to execute this Agreement and perform its obligations hereunder. Its authorized signatory has the valid power of attorney, resolution of the board of directors or any other necessary document issued by the Party stating that the signatory is fully authorized to execute this Agreement.

13.1.3
Validity. Its execution and performance of this Agreement will not conflict with its Articles of Association, business license or any law, regulation, rule or authorization or approval, or any contract, agreement or commitment to which it is a party or binds the Party, or cause to violate any such document or constitute a default under any such document. Effectiveness and Enforceability. As of the effective date of this Agreement, this Agreement is legally effective and binding on the Party and is enforceable according to the terms and conditions of this Agreement.

13.1.4
True Disclosure and No Misrepresentation. All documents, statements and information provided and disclosed by the Party or its representatives to the other Parties or their representatives regarding the transactions contemplated herein are true, accurate and complete, and free from any intentionally omitted, falsified or misleading information.

ARTICLE 14 BREACH AND LIABILITIES

14.1	Breach

If any Party ("Breaching Party") fails to perform, fulfill or properly perform any obligation under this Agreement, or violates any provision hereof (including but not limited to any representation, warranty or undertaking hereunder), whether by action or inaction, it shall be deemed as a breach ("Breach").

14.2	Liabilities for Breach

14.2.1
The Breaching Party shall indemnify the other Parties against all actual losses, damages, expenses and liabilities resulting from its Breach. If the Parties all have certain fault, the liabilities and losses shall be allocated among them as per the actual circumstances. For avoidance of doubt, the Breaching Party at all events is not required to indemnify the other Parties against any indirect or accidental losses or damages or any profit loss resulting from its Breach.

14.2.2
If any Party fails to pay or fully pay its subscribed capital within the time period prescribed herein, it shall fully pay such capital to the Company and also pay to the non-breaching party the liquidated damages at 0.1% of the defaulted amount for each day of delay.

ARTICLE 15 FORCE MAJEURE

15.1	Event of Force Majeure

Force Majeure shall refer to any objective condition which is unforeseeable, inevitable and uncontrollable, including but not limited to:

(1)	War, blockade, embargo or government decree directly affects the business operation of the Company and the Transaction contemplated herein;

(2)	Civil commotion directly affects the business operation of the Company and the Transaction contemplated herein;

(3)	Floods, hurricane, earthquake, explosion or any other natural disaster directly affects the business operation of the Company and the Transaction contemplated herein;

(4)	Any other event of force majeure which is accepted by the Parties and directly affects the business operation of the Company and the Transaction contemplated herein.

15.2	Notice of Force Majeure

The Party affected by any event of force majeure shall promptly give the other Parties a written notice stating the details of such event, and submit a report to the other Parties regarding the reason of its failure in performance of this Contract or any part hereof part and request for extension of the period for performance, within fifteen (15) days upon occurrence of such event.

15.3	Consequence of Force Majeure

Failure of any Party to perform its all or part of obligations hereunder due to any event of force majeure and without its own fault shall not be deemed as breach of this Agreement, provided that the Party shall take all necessary remedies as practicable to mitigate the losses caused by such event.

ARTICLE 16 GOVERNING LAW AND DISPUTE SETTLEMENT

16.1	Governing Law

The formation, validity, construction, performance and settlement of disputes of or in connection with this Agreement and its appendices shall be governed by the laws and regulations of the People’s Republic of China.

16.2	Dispute Settlement

16.2.1	Any dispute shall be submitted to the competent court of the place where the Company resides at.

16.2.2	During the course of dispute settlement, the Parties shall continue performing the provisions of this Agreement, other than those involved in the dispute.

ARTICLE 17 MISCELLANEOUS

17.1	Entire Agreement

This Agreement and all its appendices attached hereto constitute an entire agreement. This Agreement shall supersede all previous oral and written agreements between the Parties.

17.2	No Waiver

Waiver of any provision hereof must be reduced to written forms for confirmation. Failure to insist on strict performance of any provision hereof, or failure to exercise any right hereunder shall not be deemed as a waiver of such provision or subsequent exercise of such right.

17.3	Severability

If any provision hereof is unlawful, invalid or unenforceable, or is announced as unlawful, invalid or unenforceable by any competent arbitration tribunal or court:

17.3.1	Other provisions shall remain full force and effect;

17.3.2
If any provision hereof is prohibited or held as illegal or unenforceable according to any applicable law, such provision shall be severed from this Agreement and shall be deemed as invalid to the maximum extent permitted by the such law and without changing the scope of the remaining provisions hereof; and

17.3.3
The Parties agree to negotiate in good faith to replace such prohibited, illegal or unenforceable provision with any non-prohibited, lawful and enforceable provision to the practicable extent and with substantial same effect (as to the legal and commercial extent), so as to realize the commercial purpose of this Agreement.

17.4	Assignment

Unless it is otherwise stipulated herein, without the prior written consent of the other Parties, no Party may assign all or part of its rights and/or obligations hereunder, except in the merger or division of the assigning Party, and the successor of the assigning Party shall:

17.4.1	Have the financial strength to perform this Agreement and complete any transaction or arrangement contemplated or referred to herein;

17.4.2
Have the capacity to exercise and perform the rights, obligations and liabilities hereunder (including performance of this Contract and completion of any transaction or arrangement contemplated or referred to herein); and

17.4.3	Accept and perform all obligations of the assigning Party hereunder.

17.5	Supplementation and Amendment

To the extent permitted by the law, any supplement or amendment to this Agreement may be become effective only if it is agreed and executed by the Parties in writing.

17.6	Effectiveness

This Agreement shall become effective as of being duly executed by the legal representatives or authorized representatives of the Parties.

17.7	Notice

All notices, documents and materials issued or provided hereunder for performance of this Agreement shall be sent to the address listed in this Article 17.7. Any Party may change its address or telephone number by giving a written notice to the other Parties. In case of fax, the notice shall be deemed as duly delivered upon transmission; in case of registered mail, it shall be deemed as duly delivered upon posting.

17.8	Counterparts

This Agreement shall be made and executed in four originals, one for each Party, one for the Company for filing and each has equal effect.

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(SIGNATURE PAGE, NO TEXT CONTAINED IN THIS PAGE)

IN WITNESS WHEREOF, the following Parties have caused this Agreement to be duly executed on the date and in the place indicated first above:

Rongjin Yingling (Beijing) Network Technologies Co., Ltd.:

(Seal)

Legal Representative or Authorized Representative (Signature):

Excellence Advertising Co., Ltd.

(Seal)

Legal Representative or Authorized Representative (Signature):

Shanghai Securities Star Wealth Management Co., Ltd.

(Seal)

Legal Representative or Authorized Representative (Signature):

Shenzhen Tahoe Investment and Development Co., Ltd. (

(Seal)

Legal Representative or Authorized Representative (Signature):

SIGNATURE PAGE